Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Resources Inc. Updates Seabee Reserves - "Gold Reserves Climb 44%
    in First Three Quarters 2007"

    Toronto Stock Exchange
    Trading symbol - CRJ
    AMEX - CGR

    SASKATOON, Nov. 8 /CNW Telbec/ - Claude Resources Inc.  (TSX: CRJ / AMEX:
CGR) : Claude Resources Inc. today reported its reserve update at the
Company's Seabee mine operation.
    As the result of a successful underground drilling and development program, the Seabee gold mining operation has increased its gold ounces reserves to 211,100 ounces as at September 30, 2007. This is up from
146,700 ounces as at December 31, 2006, an increase of 44% during the first three quarters of the current year.

    <<
                    December 31, 2006    June 30, 2007    September 30, 2007
    Gold Ounces     146,700              179,100          211,100
    Tonnes          692,500              802,600          984,200
    Grade           6.59 g/tonne         6.94 g/tonne     6.67 g/tonne
    >>

    Within the September 30 2007 reserve totals are the following:
303,000 tonnes proven, 681,200 tonnes probable; 60,200 gold ounces proven,
150,900 gold ounces probable; and 6.18 grams per tonne proven and 6.89 grams per tonne probable.
    The reserve updates are conducted under the direction of Qualified Person
Philip Ng, P. Eng., Vice-President Mining Operations with Claude Resources
Inc. He has reviewed the contents of this news release for accuracy.

    Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company. The Company also owns producing oil and natural gas assets.
The Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 775,000 ounces of gold from its Seabee mine in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: Neil McMillan, President & CEO, Claude
Resources Inc., (306) 668-7505; Philip Ng, Vice President Mining Operations,
Claude Resources Inc., (306) 668-7505, clauderesources(at)clauderesources.com,
www.clauderesources.com; Renmark Financial Communications Inc.: Neil
Murray-Lyon: nmurraylyon(at)renmarkfinancial.com; James Buchanan:
jbuchanan(at)renmarkfinancial.com, (514) 939-3989, Fax: (514) 939-3717,
www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 16:06e 08-NOV-07